Exhibit 99.5

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE August 2, 2011

ITEM 3.	NEWS RELEASE

A news release was disseminated on August 2, 2011 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has entered into a mandate letter with Barclays Capital, the investment banking division of Barclays Bank PLC (together with its affiliate Absa Capital the corporate & investment banking division of Absa Bank Limited), The Standard Bank of South Africa Limited, West LB AG and Caterpillar Financial SARL for a US $260 million project finance loan to develop the Western Bushveld Joint Venture Project, “WBJV” 1 Platinum Mine. The proposal has preliminary approval of each of the proposed lenders but is subject to due diligence, final credit approval and execution of a loan agreement.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE:AMEX) (“Platinum Group” or the “Company”) is pleased to announce it has entered into a mandate letter with Barclays Capital, the investment banking division of Barclays Bank PLC (together with its affiliate Absa Capital the corporate & investment banking division of Absa Bank Limited), The Standard Bank of South Africa Limited, West LB AG and Caterpillar Financial SARL for a US $260 million project finance loan to develop the Western Bushveld Joint Venture Project, “WBJV” 1 Platinum Mine. The proposal has preliminary approval of each of the proposed lenders but is subject to due diligence, final credit approval and execution of a loan agreement.

The key terms of the proposal are:

  A US $260 million senior loan with a term of nine years

  An additional working capital facility up to US $25 million

  A standby subordinate loan facility for cost overruns (if any)

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  Hedging strategy that maximizes the hedging of byproducts such as palladium, gold and nickel thereby minimizing the ounces of platinum hedged over the loan life

  Competitive pricing of both the interest and fees

The lending group of banks has a global presence, direct platinum industry experience and includes two of South Africa’s major banks. Each of the banks has a defined role in order to assist with efficiency and a timely closing, currently expected by November 30, 2011.

An Updated Feasibility Study published for the WBJV Project 1 Platinum Mine in October 2009 planned for a steady state production rate of 275,000 4E ounces (platinum, palladium, rhodium and gold) per year at a capital cost of US $443 million (UFS, www.sedar.com). Of the required capital cost, a fully funded Phase 1 $100 million surface establishment and underground decline development program is already in progress. The banking group was provided updated information from implementation work in progress.

R. Michael Jones, President and CEO of Platinum Group, commented "Our Board of Directors and Management are pleased to welcome these top global financial institutions to the group developing the WBJV Project 1 Platinum Mine. This is a significant step forward and these project finance investment banks join an impressive list of institutional shareholders. We have a near surface, low cost, high grade, well designed mine, at a good time for platinum. Our investor and banking groups acknowledge, by their participation, that we have a robust project and South Africa is open for business.”

Frank Hallam, CFO of Platinum Group, said “We had strong interest from a number of banks and the proposed senior loan is in line with our plans and expectations. With many milestones behind us, we now look forward to completing our Phase 1 development, finalizing our bank loan, finalizing concentrate off-take agreements and the grant of our final Mining Authorization. This is an exciting time for the Company as we convert plans into action.”

Barclays Capital is a premier full service global investment bank with a strong presence in the mining & metals sector and in South Africa. Barclays has a long history providing debt and risk management solutions to mining companies and has a commodities business ranked in the top 3 globally. Barclays will be working with their South African affiliate Absa Capital in their role for the Company.

Standard Bank is Africa’s leading investment bank, concentrated on key emerging market sectors including commodities and mining & metals. Standard Bank is a full service bank in South Africa and has in depth technical knowledge and experience in the PGM industry.

West LB AG is a leading European commercial bank, offering a full range of products and services focused on lending, corporate and structured finance, risk management, commodity hedging, capital market and private equity products, and transaction services. West LB's metals & mining team incorporates years of sector experience with strong sector credentials and direct industry experience.

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Caterpillar Financial SARL, Zurich is the structured trade and project finance arm of Cat Financial. For nearly 30 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing a wide range of financing alternatives to customers and Caterpillar dealers for Cat machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices located throughout the Americas, Asia, Australia and Europe, with headquarters in Nashville, Tennessee in the U.S.A. and has performed as a lead arranger in many mining projects, completing over US $300 million in financings for client’s in Africa over recent years.

Platinum Group Metals is being advised regarding project finance solutions by Mr. AJ Ali, CA. Mr. Ali has 30 years of Project Finance experience in the mining sector.

As the transaction is subject to a number of conditions precedents there can be no assurance that the transaction will complete. R. Michael Jones, P. Eng, is the non-independent qualified person responsible for this release. The technical data has been verified by direct involvement in the Updated Feasibility Study at that time.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:
R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

August 2, 2011

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